SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Enova International, Inc.

(Name of Issuer)

Common Stock, $.00001 par value per share

(Title of Class of Securities)

29357K103

(CUSIP NUMBER)

Phil Frohlich

1924 South Utica, Suite #1120

Tulsa, Oklahoma 74104-6429

(918) 747-3412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

February 5, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 to 9

CUSIP No. 29357K103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,583,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,583,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 29357K103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,582,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,582,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 29357K103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,582,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,582,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,582,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 29357K103	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PHIL FROHLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,583,891
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,583,891
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”) and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of common stock of Enova International, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to shares of Common Stock, $.00001 par value per share, of the Issuer (the “Common Stock”) purchased by (i) the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are the general partners and (ii) certain other accounts managed by Prescott Capital (the “Prescott Accounts”). Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 1,582,991 shares of Common Stock held by the Prescott Master Fund. In addition, Prescott Capital serves as the general partner of the Prescott Accounts and may direct the vote and disposition of the 900 shares of Common Stock held by the Prescott Accounts. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,583,891 shares of Common Stock held by (i) Prescott Master Fund and (ii) the Prescott Accounts.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds

As of February 7, 2018, the Small Cap Funds had invested $12,667,228 and the Prescott Accounts had invested $12,008 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer. The source of these funds was the working capital of the Small Cap Funds and the Prescott Accounts.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 33,464,780 shares outstanding, which is the total number of shares of Common Stock outstanding as of October 30, 2017 pursuant to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 1, 2017.

As of February 7, 2018, the Small Cap Funds beneficially owned 1,582,991 shares of Common Stock, representing approximately 4.7% of the issued and outstanding Common Stock of the Issuer.

Prescott Capital, as the general partner of the Small Cap Funds and the Prescott Accounts, may be deemed to beneficially own the 1,583,891 shares of Common Stock held by the Small Cap Funds and the Prescott Accounts, representing approximately 4.7% of the issued and outstanding Common Stock of the Issuer.

In addition, Phil Frohlich, as managing member of Prescott Capital, the general partner of the Small Cap Funds and the Prescott Accounts, may also be deemed to beneficially own the 1,583,891 shares of Common Stock beneficially owned by the Small Cap Funds and the Prescott Accounts, representing approximately 4.7% of the issued and outstanding Common Stock of the Issuer.

Prescott Capital and Mr. Frohlich disclaim beneficial ownership of the shares of Common Stock held by the Small Cap Funds except to the extent of their pecuniary interest therein.

(b) By virtue of his position with Prescott Capital and the Small Cap Funds and the Prescott Accounts, Phil Frohlich has the sole power to vote and dispose of the shares of Common Stock owned by the Small Cap Funds and the Prescott Accounts reported in this Amendment.

The filing of this statement on Schedule 13D shall not be construed as admission that Prescott Capital or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,583,891 shares of Common Stock owned by the Small Cap Funds and the Prescott Accounts. Pursuant to Rule 13d-4, Prescott Capital and Mr. Frohlich disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) As of February 5, 2018, the Reporting Persons ceased to be the beneficial owner of five percent (5%) or more of the Common Stock of the Issuer.

Item 6 of the Schedule 13D is hereby amended as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 29, 2018, the Reporting Persons sold 2,000 February 16, 2018 call options short for a total of $239,112.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By: Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Phil Frohlich

By:	/s/ Phil Frohlich
Phil Frohlich

ANNEX A

Reporting Person	Date	Shares	Unit Cost
Small Cap Funds	12/15/2017	5,000	15.49
Small Cap Funds	12/15/2017	14,000	15.50
Small Cap Funds	12/18/2017	(28,700)	15.00
Small Cap Funds	12/29/2017	600	15.16
Small Cap Funds	12/29/2017	(600)	15.24
Small Cap Funds	1/11/2018	(10,000)	16.85
Small Cap Funds	1/29/2018	(16,792)	18.14
Small Cap Funds	1/30/2018	(23,208)	18.18
Small Cap Funds	2/2/2018	(15,337)	20.61
Small Cap Funds	2/5/2018	(24,663)	20.60